Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 29, 2006

 For immediate release

Mittal Steel files an Amended and Restated Exchange Offer Prospectus with the U.S. Securities and Exchange Commission

29th June 2006 – Rotterdam - Mittal Steel Company N.V. (NYSE: MT) filed today with the U.S. Securities and Exchange Commission an Amended and Restated Exchange Offer Prospectus reflecting the terms of its revised offer for ordinary shares and convertible bonds (2017 OCEANEs) of Arcelor S.A. (“Arcelor”) held by U.S. holders and for all Arcelor American Depositary Shares, each ADS representing one ordinary share of Arcelor, announced on June 25, 2006.

As announced on June 25th, under the terms of the revised offer, Mittal Steel is offering to exchange:

• 13 Mittal Steel class A common shares and €150.60 in cash for every 12 Arcelor Shares or Arcelor ADSs tendered; and

• 13 Mittal Steel class A common shares and €188.42 in cash for every 12 Convertible Bonds tendered.

In addition to, or instead of, the above primary offer, holders of Arcelor shares or ADSs may elect to participate in one or both of two secondary capped offers, one for cash only and the other for Mittal Steel class A common shares only. Pursuant to the secondary offers, Mittal Steel is offering to exchange:

• €40.40 in cash for each Arcelor Share or Arcelor ADS tendered in the secondary cash offer; or

• 11 Mittal Steel class A common shares for every 7 Arcelor Shares or Arcelor ADSs tendered in the secondary exchange offer.

Tenders in the secondary offers are subject to a pro-ration and allocation procedure that will ensure that in the aggregate the portion of the tendered Arcelor shares that are exchanged for Mittal Steel shares and the portion of the tendered Arcelor shares that are exchanged for cash will be 68.9% and 31.1%, respectively.

Details of the terms and conditions of the revised offer are more fully described in the Amended and Restated Exchange Offer Prospectus, dated June 29, 2006, filed today with the SEC. Copies of the Amended and Restated Exchange Offer Prospectus will be distributed by, and may be obtained from, D. F. King, the Information Agent for the Offer, by calling 1 (800) 347-4857 (banks and brokers call: 1 (212) 269-5550).

Mittal Steel expects to distribute a supplement to its Information Document in the coming days (following regulatory approval) to reflect its revised offer to exchange Arcelor shares and convertible bonds held by holders who are located in Belgium, France, Luxembourg and Spain and holders who are located outside of Belgium, France, Luxembourg, Spain, Japan, The Netherlands and the United States to the extent that such holders may participate in such offer pursuant to applicable local laws and regulations.

The U.S. offer and the European offer, each as revised, have identical terms and conditions other than the date of commencement and the duration of the initial acceptance period.

The U.S. offer and withdrawal rights have been extended and are now scheduled to expire at 12:00 midnight, New York City Time, on Thursday, July 13, 2006, unless further extended.

Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc. and SG Americas Securities, LLC are acting as Dealer Managers for the U.S. offer. D. F. King & Co., Inc. is the Information Agent.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the

Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer, an Amended and Restated Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Amended and Restated Prospectus and related documents are available on the SEC’s website at www.sec.gov. In connection with its revised Offer, Mittal Steel intends to file supplemental information with the AFM, the CSSF, the CBFA, the AMF and the CNMV and to distribute a supplement to its Information Document as soon as practicable.

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About Mittal Steel

Mittal Steel Company is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.